Exhibit 99.5

Emera Incorporated

Earnings Coverage Ratio

Pursuant to Section 8.4 of National Instrument 44-102, this updated calculation of the earnings coverage ratio is filed as an exhibit to the unaudited condensed consolidated financial statements of Emera Incorporated (“Emera”) for the three months ended March 31, 2020.

The following earnings coverage ratio is calculated on a consolidated basis for the twelve-month peroid ended March 31, 2020.

Twelve months ended March 31, 2020
Earnings Coverage (1)	2.39

(1) Earnings coverage is equal to consolidated net income attributable to common shareholders plus: income taxes, interest on debt, amortization of debt financing costs, allowance for funds used during construction and preferred share dividends declared during the period together with undeclared preferred share dividends, if any, divided by the sum of interest on debt, amortization of debt financing costs, allowance for funds used during construction, capitalized interest and preferred dividends grossed up to a before-tax equivalent using an effective tax rate of 28.7 per cent.

Emera’s dividend requirements on all of its preferred shares, grossed up to a before-tax equivalent using an effective income tax rate of 28.7 per cent, amounted to $65 million for the twelve months ended March 31, 2020. Emera’s interest requirements for the twelve months ended March 31, 2020 amounted to $748 million. Emera’s consolidated income before interest and income tax for the twelve months ended March 31, 2020 was $1,938 million, which is 2.39 times Emera’s aggregate preferred dividends and interest requirements for this period.